INVEST IN **SWEATPALS**

Connect, sweat, and belong



sweatpals.com Austin, TX



Female Founder | Minority Founder | Mobile Apps | Health & Fitness | Venture Backed

Featured Investors

Jared Simon | Fardad Zabetian | Janine Yoong | Prerna Sharma | Justin Meng | Cara Morphew | Garrett Gilbertson | Milad Toliati | Parham Akhavan | Nima Bahrehdar | Alex Berenbaum

Jared Simon

Syndicate Lead

I co-founded and served on the board and as COO of HotelTonight, which was acquired by Airbnb. I subsequently...

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Aside from the enormous and relatively untapped market they are focused on, Salar and Mandi are the kind of founders I like to be involved with. They are passionate yet disciplined, and they inspire unbelievable passion in their customers and partners. I think this is due to their relatable founding stories, their very steady moral and ethical compasses and their determination to make the entire SweatPals community very successful. I'm excited to get onboard so early in this journey, because I'm convinced it will be

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Invested $10,000 this round

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Highlights

1. 40,000 members in 1.5 years

2. Won the largest global startup competition (Barnburner by Sweater VC) for quarter a million dollars

3. 8,000 events, 450 communities, and 83,000 attendees in the first year

4. 4x our valuation from 1.5 years ago

5. World-class leadership team with previous startup exits and experience with Fortune 500 companies

6. The active community retention rate is 15% higher than the industry average

7. CEO started and scaled a business across 250 cities, and sold it last year

Our Team



Salar Shahini   Founder & CEO

Started and sold two successful deep tech companies after moving to the US at age 21. Over a decade of experience in leading tech teams and driving innovation from startup to sale. Previous to SweatPals, Salar was the Board Chairman and CEO of StreetScan.



Mandi Zhou   Founder & Chief Product Officer

7 years of product leadership, designed products for Fortune 500 clients, co-founder of Austin Bouldering Club (2500 active members).



Taylor Tachovsky   Head of Community

8 years of experience in marketing & customer relationship management. Content creator (75k combined followers) and founder of ATX Dog Mom Community.



Wajahat Shaw   Head of Development

Previously built and scaled a mobile app with 150K users and 3MM monthly engagement. 8 years of experience in mobile app development.



Margaret Bortner   Partnership Manager

9 years of experience in partnerships and events. Ex-professional gymnast.



Priscilla Pope   Marketing Coordinator

Previously marketing coordinator and professional dancer at Ballet Austin.

SweatPals

SweatPals is creating a marketplace serving sports and fitness communities.

SweatPals app connects fitness enthusiasts to these communities and builds social networks based on shared fitness interests.

✓ In just a little over a year (15 months), SweatPals has seen remarkable growth, launching in three cities and accumulating 40,000 members across 470 distinct fitness & sports communities. By redefining fitness & sports communities and treating them as a viable career path, we're on a mission to make them more accessible and ubiquitous than ever.

Problem

If you are a fitness or sports solopreneur looking to monetize your passion, you have to stitch together multiple tools for marketing, web design, event management, payment collection, and communication. Eventually, these admin duties take up over 70% of your time.


Pain Points for Fitness Solopreneurs
- have to use multiple platforms to run their communities
1. Finding members & Sharing Announcements
stripe PayPal venmo
Google Forms Typeform
2. Payment Processing & Liability Waivers
meetup eventbrite
3. Event Management
4. Socializing & Community-building

On the consumer side, there has been a big shift towards healthier habits in Gen Z and millennials. However, these communities are often difficult to discover. There are no central platforms and you'll have to jump from website to website or rely on word of mouth to find the right community.


Pain Points for Fitness Enthusiasts
55% of millennials & Gen Z prefer fitness activities over social drinking
3 IN 4 Americans struggle with loneliness
80% quit gyms in the first 5 months due to a lack of accountability partners
40% people stop participating in sports due to lack of communities

Solution

SweatPals is a peer-to-peer marketplace connecting fitness communities and fitness enthusiasts.

✓ On one side, we empower fitness and sports leaders to create communities & monetize their passion by providing essential tools like ticketing, group chats

monetize their passion by providing essential tools like ticketing, group chats, and waivers.

✔ On the other side of this marketplace, we offer a discovery and social platform for communities and events for fitness enthusiasts.



Traction

In just 1.5 years, SweatPals has seen remarkable growth, launching in Austin, Miami, and Houston, and accumulating almost 40,000 active app users across 470 distinct communities.



SweatPals is uniquely positioned to transform the landscape of the fitness and wellness industry.

Market Opportunity

The United States represents a dynamic and rapidly evolving fitness and wellness market, underscoring the substantial opportunities for platforms like SweatPals. As of 2022, approximately 700,000 fitness communities are encompassing various activities such as run clubs, yoga clubs, sound healing, cycling teams, etc. These communities are facilitated and often led by an estimated 1.2 million fitness and sports leaders who provide specialized guidance and training.

In financial terms, the national fitness industry was valued at approximately $32 billion in 2022. With a promising outlook, this sector is projected to reach a staggering $50 billion by the year 2028.

This rapid growth is indicative of an increasing consumer focus on health and wellness, thereby offering significant monetization opportunities for platforms that can effectively serve this burgeoning market.



SweatPals Team

We have assembled a world-class team of successful entrepreneurs and technology leaders with successful experience in building and scaling startups.

We deeply understand the multifaceted value SweatPals offers, addressing the financial constraints of fitness creators and the emotional well-being of individuals facing loneliness—a perspective deepened by our immigrant background.

Salar Shahini
CEO / Co-founder
2x Technical Founder (1 successful exit)
Previously CTO at a Series A company

Mandi Zhou
CPO / Co-founder
7 years of product leadership, designed products for Fortune 500 clients

Community team
8 yrs xp of Event and partnership management

Marketing Team
Digitally native Gen-Z with pro fitness background

Development Team
16 yrs combined xp of developing scalable web and mobile platforms

Advisors

Jared Simon
Serial Entrepreneur
HotelTonight Founder (sold to Airbnb)

Fardad Zabetian
Co-founder / CEO of KUDO
Serial Founder, 2x exits, raised $27MM

Parham Akhavan
CEO / Founder PathVue
Co-founder / ex CTO at KUDO
Serial Entrepreneur, ex Founder
Technical Advisor & Investor

SweatPals Business Model

SweatPals operates on a multi-faceted monetization strategy designed to create value for both fitness enthusiasts and community leaders while sustaining and growing the platform's capabilities. This includes transaction fees, where SweatPals takes a small percentage of every financial transaction processed through the platform. This ensures a consistent revenue flow directly proportional to the user activity on the platform. Additionally, SweatPals monetizes through key partnerships and is sponsored by major organizations to place their products directly into the hands of engaged consumers over an extended period.

SweatPals generated $250K annualized revenue in 2023 with a projected $1 million in revenue in 2024, assuming a user growth rate of 20% per month which is consistent with our growth in the past 6 months.

(This future projection is not guaranteed.)

Product

SweatPals is an e-commerce platform for solopreneurs and a social / discovery

SweatPals is an e-commerce platform for solopreneurs and a social / discovery platform for end-users.

SweaPals for end-users allows them to discover & join communities, post workouts and ask questions, donate or pay for events, sign waivers and match with workout buddies & teammates, and potential dates and romantic interests.

See a demo here:


App Demo: SweatPals for Community Members
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AUSTIN, TX
EST. 2017
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SweatPals for Solopreneurs allows them to organize events, create chatrooms, get discovered, collect payments & donations, email attendees and members, issue & collect liability waivers and host tournaments, among other things.

See a demo here:


App Demo: SweatPals for Solopreneurs
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Maggie Bortner
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Watch on YouTube

Comparables and Potential Exit Opportunities

SweatPals strategic position, similar to platforms like Strava, enhances our valuation. This positions us as an attractive acquisition target for major players in the fitness and wellness tech space, large sports apparel companies, or even global community-driven platforms seeking entry into the health and fitness market.

- **Potential Acquisition Targets**: Notable acquisitions in this space include Under Armour's purchase of MyFitnessPal for $475 million, Adidas acquiring Runtastic for $240 million and MindBody acquiring ClassPass for $1B. These acquisitions demonstrate the significant value placed on community-focused fitness tech platforms.
- Companies like Peloton, who are expanding their community offerings, or tech giants like Apple and Google, looking to bolster their health and wellness ecosystems, could see immense value in SweatPals. Other potential acquirers can include health insurance companies seeking innovative engagement platforms, or major sports brands like Adidas, Nike, Under Armour and Reebok, aiming to enhance their digital presence because of our

users spending preference on health and fitness products.

We'd like to mention that the investment risks on SweatPals are still high as a startup. It's also a high-reward investment as we're dedicated to building a venture-scale business- we believe what we accomplished so far indicates the market interest is there. While we have big ambitions for the future, these comparables are no guarantee of our future success and we encourage everyone to do their due diligence before investing.

Investment Perks

Along with SweatPals shares that match your investment size, we're offering additional perks to thank you for your support:

	Regular quarterly updates	Annual Shareholder meeting	Investor badge (A permanent 'Founding Partner' badge on your SweatPals profile)	Investor merch (Limited edition)	Virtual coffee with Founders	Free event passes for 6 months	Activity with SP team (Think big: horseback riding, indoor skydiving etc. Travel expenses paid.)	Secret Perk ;)
$200+	✔	✔	✔					
$1,000+	✔	✔	✔	✔				
$5,000+	✔	✔	✔	✔	✔			
$10,000+	✔	✔	✔	✔	✔	✔		
$50,000+	✔	✔	✔	✔	✔	✔	✔	
$100,000+	✔	✔	✔	✔	✔	✔	✔	✔

We invite you to join SweatPals in making active lifestyles instantly accessible and widespread.